SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                    CELLULAR TECHNICAL SERVICES COMPANY, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)


                                    151167103
                                 (CUSIP Number)


                                Terren S. Peizer
                        Beachwood Financial Company, Inc.
                723 Pacific Coast Highway, Santa Monica, CA 90402
                            Telephone: (310) 394-1189
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 1, 1997
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/



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                                                          Page 2 of 6 Pages
CUSIP No. 151167103

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Terren S. Peizer
         723 Pacific Coast Highway
         Santa Monica, CA  90402

(2)      Check the Appropriate Row if a Member of a Group (See Instructions)

         (a)   Not Applicable

         (b)   Not applicable

(3)      SEC Use Only


(4)      Source of Funds (See Instructions)

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not applicable

(6)      Citizenship or Place of Organization

         USA


        Number of          (7)      Sole Voting Power:          310,000 Shares
          Shares
       Beneficially        (8)      Shared Voting Power:        - 0 -
      Owned by Each
        Reporting          (9)      Sole Dispositive Power:     310,000 Shares
       Person With
                           (10)     Shared Dispositive Power:   - 0 -



(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

           310,000 Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not applicable

(13)     Percent of Class Represented by Amount in Row (11)

         Less than 5%

(14)     Type of Reporting Person (See Instructions)

         IN




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                                                            Page 3 of 6 Pages
CUSIP No. 151167103

ITEM 1 - SECURITY AND ISSUER

         This report relates to the Common Stock, $.001 par value, of Cellular Technical Services Company, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2401 Fourth Avenue, Seattle, WA 98121.


ITEM 2 - IDENTITY AND BACKGROUND

         (a)      The person filing this statement is Terren S. Peizer.

         (b) The principal business address of Mr. Peizer is 723 Pacific Coast Highway, Santa Monica, CA 90402.

         (c) Mr. Peizer's principal occupation is as a private investor, which occupation he carries on in his own name and through Beachwood Financial Company, Inc., a California corporation.

         (d) Mr. Peizer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Peizer was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f) Mr. Peizer is a citizen of the United States.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.


ITEM 4 - PURPOSE OF TRANSACTION

         Mr. Peizer has acquired the shares reported herein for purposes of investment. Depending upon market conditions and other factors that Mr. Peizer deems material to his investment decision, Mr. Peizer may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that he now owns or hereafter may acquire. Other than as set forth above, Mr. Peizer has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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                                                            Page 4 of 6 Pages
CUSIP No. 151167103

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Peizer is the beneficial owner of 310,000 shares of the Common Stock of the Issuer, constituting less than 5% of such class.

         (b) Mr Peizer has the sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a), above.

         (c) Mr. Peizer has not engaged in any transactions in the Issuer's Common Stock within the past 60 days.

         (d)      Not applicable.

         (e) Mr. Peizer ceased to be a beneficial owner of more than five percent of the class of securities on July 1, 1997.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between Mr. Peizer and any other person with respect to any securities of the Issuer.


ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are filed herewith.




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                                                             Page 5 of 6 Pages
CUSIP No. 151167103


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 1998


                                              /s/ Terren S. Peizer
                                                  TERREN S. PEIZER


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